SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 28)*

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.

(Name of Issuer)

Class A Common Stock, par value $0.08 per share

(Title of Class of Securities)

G20045202

(CUSIP Number)

Wayne Wirtz, Esq.

AT&T Inc.

208 S. Akard St.,

Dallas, Texas 75202

210-821-4105

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2019

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 9 Pages

SCHEDULE 13D

CUSIP No. G20045202

1	NAMES OF REPORTING PERSONS AT&T Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 273,471,648 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 273,471,648 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,471,648 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.0%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO (See Item 2)

(1)

Excluding the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, the 162,334,771 shares of Class A Common Stock the Reporting Persons beneficially own represented approximately 64% of the outstanding shares of CME Common Stock, as of September 30, 2019, as disclosed in the Issuer’s quarterly report on Form 10-Q as filed on October 17, 2019. Excluding the 100,926,996 shares of Class A Common Stock covered by the 2019 Proxies (as defined in Item 6) and the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, the Reporting Persons may be deemed to have shared voting power with respect to 61,407,775 shares of Class A Common Stock and 1 share of Series A Convertible Preferred Stock, representing the power to vote 44.3% of the shares entitled to vote on matters voted on at a general meeting other than a Change of Control Event (as defined in the 2019 Proxies) based on the shares of Class A Common Stock outstanding and the Series A Convertible Preferred Stock outstanding as of September 30, 2019, as disclosed in the Issuer’s quarterly report on Form 10-Q as filed on October 17, 2019.

Page 3 of 9 Pages

SCHEDULE 13D

CUSIP No. G20045202

1	NAMES OF REPORTING PERSONS Warner Media, LLC (as successor by merger to Time Warner Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 273,471,648 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 273,471,648 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,471,648 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.0%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (See Item 2)

(1)

Excluding the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, the 162,334,771 shares of Class A Common Stock the Reporting Persons beneficially own represented approximately 64% of the outstanding shares of CME Common Stock, as of September 30, 2019, as disclosed in the Issuer’s quarterly report on Form 10-Q as filed on October 17, 2019. Excluding the 100,926,996 shares of Class A Common Stock covered by the 2019 Proxies (as defined in Item 6) and the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, the Reporting Persons may be deemed to have shared voting power with respect to 61,407,775 shares of Class A Common Stock and 1 share of Series A Convertible Preferred Stock, representing the power to vote 44.3% of the shares entitled to vote on matters voted on at a general meeting other than a Change of Control Event (as defined in the 2019 Proxies) based on the shares of Class A Common Stock outstanding and the Series A Convertible Preferred Stock outstanding as of September 30, 2019, as disclosed in the Issuer’s quarterly report on Form 10-Q as filed on October 17, 2019.

Page 4 of 9 Pages

SCHEDULE 13D

CUSIP No. G20045202

1	NAMES OF REPORTING PERSONS TW Media Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 273,471,648 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 273,471,648 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,471,648 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.0%[1]
14	TYPE OF REPORTING PERSON OO (See Item 2)

(1)

Excluding the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, the 162,334,771 shares of Class A Common Stock the Reporting Persons beneficially own represented approximately 64% of the outstanding shares of CME Common Stock, as of September 30, 2019, as disclosed in the Issuer’s quarterly report on Form 10-Q as filed on October 17, 2019. Excluding the 100,926,996 shares of Class A Common Stock covered by the 2019 Proxies (as defined in Item 6) and the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, the Reporting Persons may be deemed to have shared voting power with respect to 61,407,775 shares of Class A Common Stock and 1 share of Series A Convertible Preferred Stock, representing the power to vote 44.3% of the shares entitled to vote on matters voted on at a general meeting other than a Change of Control Event (as defined in the 2019 Proxies) based on the shares of Class A Common Stock outstanding and the Series A Convertible Preferred Stock outstanding as of September 30, 2019, as disclosed in the Issuer’s quarterly report on Form 10-Q as filed on October 17, 2019.

Page 5 of 9 Pages

SCHEDULE 13D

CUSIP No. G20045202

1	NAMES OF REPORTING PERSONS Time Warner Media Holdings B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 273,471,648 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 273,471,648 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,471,648 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.0%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (See Item 2)

(1)

Excluding the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, the 162,334,771 shares of Class A Common Stock the Reporting Persons beneficially own represented approximately 64% of the outstanding shares of CME Common Stock, as of September 30, 2019, as disclosed in the Issuer’s quarterly report on Form 10-Q as filed on October 17, 2019. Excluding the 100,926,996 shares of Class A Common Stock covered by the 2019 Proxies (as defined in Item 6) and the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, the Reporting Persons may be deemed to have shared voting power with respect to 61,407,775 shares of Class A Common Stock and 1 share of Series A Convertible Preferred Stock, representing the power to vote 44.3% of the shares entitled to vote on matters voted on at a general meeting other than a Change of Control Event (as defined in the 2019 Proxies) based on the shares of Class A Common Stock outstanding and the Series A Convertible Preferred Stock outstanding as of September 30, 2019, as disclosed in the Issuer’s quarterly report on Form 10-Q as filed on October 17, 2019.

Page 6 of 9 Pages

Item 1.	Security and Issuer.

This Amendment No. 28 to Schedule 13D (“Amendment No. 28”) amends the Schedule 13D originally filed on April 1, 2009 (the “Original 13D”), as previously amended on May 21, 2009 by Amendment No. 1 to Schedule 13D, on December 8, 2009 by Amendment No. 2 to Schedule 13D, on March 4, 2011 by Amendment No. 3 to Schedule 13D, on May 3, 2012 by Amendment No. 4 to Schedule 13D, on June 20, 2012 by Amendment No. 5 to Schedule 13D, on June 27, 2012 by Amendment No. 6 to Schedule 13D, on July 11, 2012 by Amendment No. 7 to Schedule 13D, on May 1, 2013 by Amendment No. 8 to Schedule 13D, on May 10, 2013 by Amendment No. 9 to Schedule 13D, on May 17, 2013 by Amendment No. 10 to Schedule 13D, on June 24, 2013 by Amendment No. 11 to Schedule 13D, on June 28, 2013 by Amendment No. 12 to Schedule 13D, on March 7, 2014 by Amendment No. 13 to Schedule 13D, on March 28, 2014 by Amendment No. 14 to Schedule 13D, on May 7, 2014 by Amendment No. 15 to Schedule 13D, on November 20, 2014 by Amendment No. 16 to Schedule 13D, on October 7, 2015 by Amendment No. 17 to Schedule 13D, on November 17, 2015 by Amendment No. 18 to Schedule 13D, on February 29, 2016 by Amendment No. 19 to Schedule 13D, on April 26, 2016 by Amendment No. 20 to Schedule 13D, on May 11, 2016 by Amendment No. 21 to Schedule 13D, on March 16, 2017 by Amendment No. 22 to Schedule 13D, on February 14, 2018 by Amendment No. 23 to Schedule 13D, on May 10, 2018 by Amendment No. 24 to Schedule 13D (“Amendment No. 24”), on June 14, 2018 by Amendment No. 25 to Schedule 13D, on March 27, 2019 by Amendment No. 26 to Schedule 13D and on May 7, 2019 by Amendment No. 27 to Schedule 13D (the Original 13D as so amended, the “Schedule 13D”), filed by Time Warner Inc., a Delaware corporation (“Time Warner”), TW Media Holdings LLC, a Delaware limited liability company and subsidiary of Time Warner whose interests are held by Time Warner and another subsidiary of Time Warner (“TW Media”), and Time Warner Media Holdings B.V., a besloten vennootschap met beperkte aansprakelijkheid or a private limited company, organized under the laws of the Netherlands, and direct, wholly owned subsidiary of TW Media (“TW Holdings B.V.” and, together with Time Warner and TW Media, the “TW Reporting Persons”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

This Amendment No. 28 relates to the Class A Common Stock, par value $0.08 per share (the “Class A Common Stock”), of Central European Media Enterprises Ltd., a Bermuda company (the “Issuer”) with its principal executive offices at O’Hara House, 3 Bermudiana Road, Hamilton, Bermuda. As provided in the Joint Filing Agreement filed as Exhibit No. 99.55 hereto, the Reporting Persons have agreed pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Act”), to file one Statement on Schedule 13D with respect to their ownership of the Class A Common Stock of the Issuer.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

As disclosed by the Issuer on October 27, 2019, on October 27, 2019 the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TV Bidco B.V., a Netherlands private limited liability company (“Parent”), and TV Bermuda Ltd., a Bermuda exempted company limited by shares and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub and the Issuer will merge and their undertaking, property and liabilities will vest in the Issuer as the surviving company of such merger (the “Merger”) and Issuer will become a wholly-owned subsidiary of Parent. Consummation of the Merger is subject to customary closing conditions, including the receipt of regulatory and stockholder approval.

Concurrently with the execution of the Merger Agreement, Time Warner and TW Holdings B.V. (the “Shareholders”) entered into a Voting Agreement (the “Voting Agreement”) with Parent and the Issuer whereby the Shareholders agreed, among other things, to vote (or cause to be voted), in person or by proxy, all Covered Shares (as defined below) (i) in favor of any proposal to adopt the Merger Agreement and the Statutory Merger Agreement and approve the transactions contemplated thereby, including the Merger, (ii) in favor of any proposal that (A) is required pursuant to applicable law for the transactions contemplated by the Merger Agreement and the Statutory Merger Agreement, including the Merger, to become effective and (B) requires consent from the Issuer’s shareholders to be validly approved, (iii) in favor of any “say on pay” vote regarding executive compensation, (iv) subject to notice, against any action or agreement likely to result in a material breach of any covenant or agreement of the Issuer contained in the Merger Agreement or the Statutory Merger Agreement, or of the Shareholders

Page 7 of 9 Pages

contained in the Voting Agreement, (v) against any Competing Proposal (as defined in the Merger Agreement), (vi) against any reorganization, recapitalization, liquidation or winding-up of the Issuer and (vii) against any action or agreement the consummation of which would frustrate the purposes, or prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement and the Statutory Merger Agreement (the “Voting Requirements”).

Pursuant to the Voting Agreement, the Shareholders granted a proxy (the “Proxy”) appointing Parent as the Shareholders’ attorney-in-fact (with full power of substitution) and proxy, for and in the Shareholders’ name, place and stead to vote, express consent or dissent, or otherwise to utilize such voting power, in each case solely to the extent and in the manner specified by the Voting Requirements and covenanted not to revoke such proxy except to permit the Shareholders to attend the Shareholders Meeting (as defined in the Merger Agreement), or any other meeting of the shareholders of the Issuer, and vote (a) the shares that the Shareholders beneficially own as of the date of the Voting Agreement and as set forth on the schedules thereto and (b) such additional shares as become Covered Shares pursuant to the terms of the Voting Agreement (collectively, the “Covered Shares”) in accordance with the Voting Requirements.

The Voting Agreement prohibits the Shareholders from directly or indirectly (other than through a change of control of a direct or indirect parent of the Issuer in certain circumstances) selling, assigning, transferring, encumbering or otherwise disposing of, or entering into any contract, option or other arrangement or understanding with respect to, the direct or indirect sale, assignment, transfer, encumbrance or other disposition of any of the Covered Shares during the term of this Agreement (each, a “Transfer”) unless the proposed Transfer is to an affiliate of the Shareholders and certain other requirements are met. The Voting Agreement also prohibits the Shareholders, without the consent of Parent, from granting any proxy, consent or power of attorney, or entering into any voting trust or other agreement or arrangement, in each case with respect to the voting of any Covered Shares and with respect to any vote within the scope of the Voting Requirements. Further, under the Voting Agreement, the Shareholders are prohibited from converting or taking any action resulting in the conversion of their (i) Series B Convertible Redeemable Preferred Shares or (ii) Series A Convertible Preferred Stock into Class A Common Stock of the Issuer.

The Voting Agreement will terminate and the Proxy will be automatically revoked upon the earliest to occur of (a) the time the Merger becomes effective, (b) the termination of the Merger Agreement in accordance with its terms and (c) mutual written consent of the parties thereto. The Voting Agreement may also be terminated (x) by the Shareholders upon written notice to Parent, (y) at any time following (i) a Change of Recommendation (as defined in the Merger Agreement) or (ii) the date that is 15 months from the date of the Voting Agreement or (z) in the event of certain amendments to the Merger Agreement, including any amendment materially adverse to the Shareholders’ interest in the Issuer.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety to by reference to the Voting Agreement, a copy of which is attached as Exhibit 99.58 to this Amendment No. 28. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, dated October 27, 2019 and is incorporated by reference herein.

Page 8 of 9 Pages

The Reporting Persons and their affiliates may, subject to certain limitations, including the terms of the Voting Agreement, as described in the Schedule 13D, acquire, or cause to be acquired, additional securities of the Issuer, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Issuer, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities. Subject to the foregoing, none of the Reporting Persons nor any of their affiliates nor, to the knowledge of the Reporting Persons, any person listed in Annexes A, B, C and D have any present plans or proposals with respect to the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 28 is hereby incorporated by reference into this Item 6.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following document as an exhibit:

Exhibit	Description

99.58	Voting Agreement, dated as of October 27, 2019, by and among Parent, the Issuer and Warner Media, LLC.

99.59	Agreement and Plan of Merger, dated as of October 27, 2019, by and among Parent, the Issuer and Merger Sub (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on October 28, 2019).

Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2019

AT&T INC.,

by	/s/ David McAtee
Name:	David McAtee
Title:	Senior Executive Vice President and General Counsel

WARNER MEDIA, LLC,

by	/s/ Priya Dogra
Name:	Priya Dogra
Title:	Executive Vice President, Strategy & Corporate Development

TW MEDIA HOLDINGS LLC,

by	/s/ Priya Dogra
Name:	Priya Dogra
Title:	President

TIME WARNER MEDIA HOLDINGS B.V.,

by	/s/ Manuel Urritia
Name:	Manuel Urritia
Title:	Managing Director